Response to Item 77Q2
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                           Compliance During 1999 With
                          Required Filings Pursuant to
                   Section 30(h) of the Investment Company Act

To the knowledge of The R.O.C. Taiwan Fund (the "Trust"), certain individuals or organizations reported below, which during 1999 were affiliated persons (as defined in the Investment Company Act) of International Investment Trust Company Ltd., the Trust's investment adviser (the "Adviser"), did not make timely filings, or failed to make filings, required during or with respect to 1999 by rules of the United States Securities and Exchange Commission pursuant to
Section 30(h) of the Investment Company Act, with respect to holdings of, or transactions during 1999 or prior years in, shares of the Trust. The Kuomintang, which controls Central Investment Holding Co., Ltd. ("CIHC") and Asia Pacific Holdings Corp. ("Asia Pacific"), affiliated persons of the Adviser, indirectly controls 24.37% of the Adviser's outstanding voting securities, but has failed to make any filings of Forms 3, 4 or 5. However, CIHC and Asia Pacific did make timely filings (or have provided statements in lieu of required filings). In addition, if CIHC, Asia Pacific and the Kuomintang are deemed to be controlling persons of the Adviser, then persons controlled by CIHC, Asia Pacific or the Kuomintang would be required to file statements on Forms 3, 4 and 5 with respect to ownership of, or transactions in, shares of the Trust. No such persons have made any such filings. Finally, during 1999 Messrs. Fan-Chih Wu, a director of the Adviser, and Stephen Chen, a Senior Vice President of the Adviser, failed to make timely filings on Form 3 upon their assumption of such positions with the Adviser. Messrs. Wu and Chen subsequently made the required filings, however; they have not engaged in any transactions concerning the Trust's shares since their appointments and, therefore, were not required to make any filings on Form 4.